UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CALIFORNIA MICRO DEVICES CORPORATION

(Name of Subject Company (Issuer))

PAC-10 ACQUISITION CORPORATION

(Offeror)

an indirect, wholly-owned subsidiary of

ON SEMICONDUCTOR CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

130439102

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

Senior Vice President, General Counsel and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory R. Hall

David P. Lewis

Steven D. Pidgeon

DLA Piper LLP (US)

2525 East Camelback Road Suite 1000 Phoenix, Arizona 85016

(480) 606-5100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$111,500,000	$7,949.95

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $4.70 cash per share based on an aggregate of (i) 23,073,189 outstanding shares of Common Stock of California Micro Devices Corporation; and (ii) 5,233,784 shares of Common Stock of California Micro Devices Corporation that were subject to and reserved for issuance with respect to all outstanding options and restricted stock units settleable in Common Stock, in each case as provided by California Micro Devices Corporation as of December 14, 2009, the most recent practicable date.
(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,949.95	Filing Party: On Semiconductor Corporation and PAC-10 Acquisition Corporation
Form of Registration No.: Schedule TO	Dated Filed:December 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

TABLE OF CONTENTS

		Page
Item 11.	Additional Information.	3

SIGNATURE		5

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009 by (i) PAC-10 Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), and (ii) ON, as previously amended. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), at a purchase price of $4.70 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 28, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Capitalized terms used and not otherwise defined in this Agreement have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

All information in the Schedule TO is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed on behalf of the Purchaser and ON to reflect certain updates as described below.

Item	11. Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs:

“On January 19, 2010, the Company, ON and the Purchaser entered into a memorandum of understanding with plaintiffs and the other defendants to settle the Madeiros lawsuit, the Israni lawsuit and the Varrenti lawsuit.

Under the terms of the memorandum of understanding, California Micro Devices, ON, the Purchaser, the other named defendants and the plaintiffs have agreed to settle the lawsuits, subject to court approval. As part of the settlement, the defendants deny all allegations of wrongdoing and deny that the previous disclosures were inadequate, but California Micro Devices agreed to make available certain additional information to its stockholders, which is set forth in an amendment to California Micro Devices’ Schedule 14D-9/A filed with the SEC on January 20, 2010 under the following subheadings in such filing: “Background of the Offer” in Item 4 — The Solicitation or Recommendation, “Opinion of California Micro Devices’ Financial Advisor” in Item 4 — The Solicitation or Recommendation, and “Projected Financial Information” in Item 8 — Additional Information. The memorandum of understanding further contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to members of the proposed settlement class. If finally approved by the court, the settlement will resolve all of the claims that were or could have been brought on behalf of the proposed settlement class in the action being settled, including all claims relating to the Offer, the Merger, the Merger Agreement, the adequacy of the merger consideration, the negotiations preceding the Merger Agreement, the adequacy and completeness of the disclosures made in connection with the Offer and the Merger and any actions of the individual defendants in connection with the Offer, the Merger or the Merger Agreement, including any alleged breaches of the fiduciary duties of any of the defendants, or the aiding and abetting thereof. If the court does approve of the settlement after a notice period, then all public stockholders who did not elect to opt out of such settlement will be bound thereby.

In addition, in connection with the settlement and as provided in the memorandum of understanding, and subject to approval by the court, California Micro Devices or its insurer will pay to plaintiffs’ counsel for their fees and expenses an amount not to exceed $495,000. This payment will not affect the amount of consideration to be paid to stockholders of California Micro Devices in connection with the Offer and the subsequent merger. Furthermore, any payment is also conditioned on the Offer being consummated so the California Micro Devices stockholders will not indirectly bear such payment.

Under the terms of the Merger Agreement, the settlement is subject to the approval of ON, which may not be unreasonably withheld or delayed. ON has given its approval to the settlement described by the memorandum of understanding.

The Company, ON, the Purchaser and the other defendants maintain that the lawsuits are completely without merit. Nevertheless, in order to avoid costly litigation and eliminate the risk of any delay to the closing of the Offer and subsequent merger, and because the only effect of the settlement on the stockholders is to provide additional disclosure, the defendants have agreed to the settlement contemplated in the memorandum of understanding.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Executive Vice President, Chief Financial Officer and Treasurer

PAC-10 ACQUISITION CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Chief Financial Officer and Treasurer

Date: January 20, 2010

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